Exhibit 99.2

Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-800-340-5021 514-982-7800 Facsimile 1-866-249-7775 416-263-9524 www.computershare.com
MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9	Security Class Holder Account Number C1234567890	123 X X X

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Notes to proxy

1. Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder of Bank of Montreal, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. The form of proxy should be signed in the exact manner as the name appears above. If a corporation is the shareholder, the form of proxy should be signed by its duly authorized officer(s).

3. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Bank of Montreal.

4. The shares represented by this proxy will be voted as directed by the shareholder. In the absence of such directions, shares represented by proxies received by management will be voted FOR the matters listed in items 1 through 3 and AGAINST shareholder proposals no. 1 through 5.

5. The shares represented by this proxy will be voted for or against or withheld or abstain from voting in accordance with the instructions in this proxy. If you mark the ABSTAIN box, you are directing your proxyholder to abstain from voting FOR or AGAINST that matter. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposals. The number of abstentions will be reported distinctively in the voting results.

6. This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Proxy Circular.

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•	Complete, sign and date the reverse hereof.

•	Return this Proxy in the envelope provided.

•	Complete, sign and date the reverse hereof.

•	Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.

•	Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

• Go to the following web site: www.investorvote.com
• Smartphone? Scan the QR code to vote now.

•	You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com/bmo and clicking on the “Sign up for eDelivery” image at the bottom of the page.

If you vote by Fax or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 5:00 P.M., Eastern Daylight Time, on April 9, 2013.

THANK YOU

To vote by Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 123456789012345

                            00XVAG

This Proxy is solicited by and on behalf of the Management of Bank of Montreal (the “Bank”). The undersigned Shareholder of the Bank hereby appoints J. Robert S. Prichard, Chairman of the Board, or failing him, William A. Downe, President and Chief Executive Officer, or instead of either of them the undersigned wishes to appoint (insert name in box to the right) the attorney and proxy of the undersigned for and in the name and on behalf of the undersigned to attend, vote and act in respect of all matters that may come before the Annual Meeting of Shareholders to be held on the 10th day of April 2013 and at any and all adjournments thereof. Subject to the voting restrictions under the Bank Act, a shareholder desiring to appoint some other person, who need not be a shareholder, to represent him/her at the meeting may do so by inserting such other person’s name in the boxed area to the right. This proxy confers authority to vote in the proxyholder’s discretion unless otherwise specified and to vote in the proxyholder’s discretion with respect to amendments to matters identified in the accompanying Notice of Annual Meeting of Shareholders and with respect to other matters that may properly come before the meeting. Unless otherwise specified, your shares will be voted by the management of the Bank FOR the matters in items 1 through 3 and AGAINST shareholder proposals 1 through 5.

Directors and management recommend Shareholders vote FOR the following matters:
1. Election of Directors
	For	Withhold		For	Withhold			For	Withhold		For	Withhold

Robert M. Astley	☐	☐	William A. Downe	☐	☐	Bruce H. Mitchell		☐	☐	Don M. Wilson III	☐	☐
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Janice M. Babiak	☐	☐	Christine A. Edwards	☐	☐	Philip S. Orsino		☐	☐

Sophie Brochu	☐	☐	Ronald H. Farmer	☐	☐	Martha C. Piper		☐	☐

George A. Cope	☐	☐	Eric R. La Flèche	☐	☐	J. Robert S. Prichard		☐	☐

				For	Withhold

2. Appointment of Shareholders’ Auditors				☐	☐

				For	Against

3. Advisory vote on the Bank’s Approach to Executive Compensation				☐	☐

Shareholders’ Proposals Directors and management recommend Shareholders vote AGAINST shareholder proposals 1 through 5 below:

	For	Against	Abstain		For	Against	Abstain			For Against Abstain

Shareholder Proposal No. 1	☐	☐	☐ Shareholder Proposal No. 2		☐	☐	☐	Shareholder Proposal No. 3		☐ ☐ ☐			Fold

Shareholder Proposal No. 4	☐	☐	☐ Shareholder Proposal No. 5		☐	☐	☐

  The text of the shareholder proposals is contained in the Management Proxy Circular starting on page 32.

  Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

Signature(s)	Signing Capacity (if applicable)

		Date - Day	Month	Year

Quarterly Financial Statements Request

If you wish to receive the Bank’s interim financial statements along with the related Management’s Discussion and Analysis by mail, please check the box to the right. You will be required to complete this request on an annual basis. Checking the box to the right does not affect your receipt of the annual report and proxy materials. If you wish to receive these documents electronically, see reverse for enrollment instructions for electronic delivery.

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